September 29, 2017

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Morgan Youngwood, Staff Accountant

Jeff Kauten, Staff Attorney

Katherine Wray, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitauto Holdings Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2016 (the “2016 Form 20-F”)

Filed on April 28, 2017 (File No. 001-34947)

Dear Mr. Wilson, Mr. Youngwood, Mr. Kauten and Ms.Wray:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 22, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2016 Form 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto.

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Consolidated Financial Statements

Note 13. Finance receivables, net, page F-43

1.	We note your response to prior comment 5. With a view toward future disclosure, please provide enhanced disclosures related to credit quality, contract modifications, and foreclosures and repossessed assets. We refer you to ASC 310-10-50.

In response to the Staff’s comment, the Company will provide the enhanced disclosures related to credit quality, contract modifications, and foreclosures and repossessed assets in future filings of its annual report on Form 20-F.

The underlined part sets forth below shows the change to the Company’s proposed disclosure provided in our September 4, 2017 responses to prior comment 5, using the amounts for the years ended December 31, 2015 and 2016 for illustration purposes:

Securities and Exchange Commission

September 29, 2017

“For leases where the Group is the lessor, a transaction is accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

The Group reviews credit quality of its finance receivables based on customer payment activities, including past due information. The entire balance of a finance receivable is considered contractually past due if the minimum required repayment is not received by the contractual repayment day. If any delinquency arises, the Group will consider initiating collection process, which includes (a) making phone calls and sending collection notice to the customers; (b) outsourcing to collection specialists to conduct collection of the automobiles; (c) re-possessing the automobiles directly followed by bidding of the automobiles. As of December 31, 2015 and 2016, the carrying amount of the repossessed automobiles is minimal. The Group has not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest when such finance receivable is past due for 180 days. For the years ended December 31, 2015 and 2016, such reversals were immaterial. The finance receivable in non-accrual status was nil and RMB57.2 million as of December 31, 2015 and 2016, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group determines it is probable that, certain finance receivables that are past due for 180 days after the above mentioned collection process has been administered, will become uncollectable, and writes off such finance receivables.

Management assesses the provision for credit losses of finance receivables collectively based on its estimates on historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31, 2015 and 2016, the provision for credit losses was nil and RMB22.5 million, respectively.

Securities and Exchange Commission

September 29, 2017

Since 2016, the Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2015 and 2016, the collateralized finance receivables transferred to the securitization vehicles were nil and RMB5.12 billion, respectively. Please refer to “Note 2—Summary of significant accounting policies—Nonrecourse securitization debt” for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2015 and 2016, the finance receivables collateralized for borrowings from financial institutions were nil and RMB2.18 billion, respectively. ”

The Company will also additionally provide the aging analysis of finance receivables in the relevant disclosure including the breakdown of (1) the not past due amount and (2) the past due amounts, which cover the periods for one month, between one month to three months, between three months to six months and above six months, respectively.

Form 6-K furnished on August 15, 2017

2.	We note your response to prior comment 10. With a view toward future disclosure, please disclose the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company respectfully advises the Staff that there has been no income tax impact on our non-GAAP adjustments. The non-GAAP adjustment items identified are mainly recorded for entities located in tax free jurisdictions, such as the Cayman Islands. There are also items recorded for the operating entities located in the PRC but no income tax impact was recorded as these items are not subject to income taxes and no deferred tax provisions were made for the associated temporary differences. The Company will disclose income tax effects for any non-GAAP adjustment items, if applicable, in its future earnings release.

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Securities and Exchange Commission

September 29, 2017

If you have any additional questions or comments regarding the 2016 Form 20-F, please contact the undersigned at (8610) 6849-2298 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/ Cynthia Kun He

Cynthia Kun He
Chief Financial Officer
Bitauto Holdings Limited

cc:	Bin Li, Chairman and Chief Executive Officer, Bitauto Holdings Limited

Xuan Zhang, President, Bitauto Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian LLP

Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP